
September 9, 2021

David Kaplan
Chief Executive Officer
Gin & Luck Inc.
3756 W. Avenue 40, Suite K #278
Los Angeles, CA 90065

> **Re: Gin & Luck Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed August 26, 2021**
> **File No. 024-11463**

Dear Mr. Kaplan:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

General

1. Please amend your offering circular and Part I of your filing to include in your aggregate offering price the value of the common stock into which the Series B preferred stock may convert. Please disclose how you calculate this value in your offering circular. As a related matter, please revise your filing to provide a fixed price at which your Series B convertible preferred stock may be converted into common stock. In this regard, "at the market" offerings are not permitted under Regulation A. See Rule Rule 251(a)(1) and 251(d)(3)(ii) of Regulation A.

David Kaplan
Gin & Luck Inc.
September 9, 2021
Page 2

      Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Trade & Services

cc: Jamie Ostrow, Esq.